Mail Stop 4561

May 18, 2006

Eliron Yaron
Shelron Group Inc.
29 Broadway Avenue, suite 1510
New York, NY 10006

> **Re:** **Shelron Group Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005**
> **File No. 000-31176**

Dear Mr. Yaron:

We have reviewed your response letter dated March 31, 2006 and the above referenced filings and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Notes to Consolidated Financial Statements

1. Business Organization, Principal Business Activity and Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

Prior Comment Number 1

1.   We note your response to our prior comment. Consider revising your revenue footnote to clearly state that revenue recognized is the amount that you are entitled to receive. That is, the reported revenue is not the gross amount reported by Shopping.com.

Prior Comment Number 2

2.   We note your response to our prior comment. Your response does not appear to specifically address how you evaluated all the revenue recognition criteria in concluding that revenue recognition was proper. Further, we note in your response that management fees relate to advertising campaigns through ActiveShopper. Your response does not appear to address the revenue recognition policy related to those advertising campaigns. Tell us more about these advertising campaigns and how they are sold. Ensure that your revenue recognition policy clearly discloses your policy for measuring and recognizing revenues.

Form 10-QSB for the quarterly period ended September 30, 2005

Liquidity and Capital Resources, page 11

Prior Comment Number 4

3.   Your response does not appear to address all of the areas highlighted in our prior comment. As previously requested, tell us how you considered FRC 607.02 when providing your liquidity and capital resources disclosures. In this regard, the response you provided to this comment and to prior comment no. 3 appear to be relevant discussion and analysis that should be included in your MD&A in order to comply with FRC 607.02. Indicate your consideration of this guidance for disclosing your current operating plan as required by FRC 607.02.

Note 6 – Common Stock, page 7

Prior Comment Number 5

4.   We note your response to our prior comment. Please confirm that the extension letters received from the investors <u>added</u> the penalty provision to the subscription agreement ("agreement").   Further, your response did not address how you considered the registration rights. That is, the agreement (see Section 4.1(a)) states that the company will register the shares of common stock (i.e., have a registration statement declared effective). The April 24, 2006 investor letter notes that he will not demand repayment due to Shelron's failure to register the shares as contemplated in the agreement. In this regard, clarify whether the agreement requires that you register the shares of common stock.   Tell us why you believe that the unregistered common stock is not puttable to the Company by the investors once the Company failed to file the registration statement on December 31, 2005 or to have a registration statement declared effective. In addition, indicate why the agreement was not amendment to reflect the added provisions or revisions.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you have questions regarding the above comments.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief